Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Six months ended June 30,
(in thousands, except for ratio)	2016	2015
Computation of earnings
Pretax income (a)	$4,834	$35,955
Add:
Interest expense on indebtedness	13,605	10,063
Amortization of debt issue costs	548	535
Interest portion of rent expense (b)	4,844	4,298
Distributed income of equity investees	2,679	17,356
Earnings	$26,510	$68,207

Computation of fixed charges
Interest expense on indebtedness	$13,605	$10,063
Amortization of debt issue costs	548	535
Interest portion of rent expense (b)	4,844	4,298
Fixed charges	$18,997	$14,896

Ratio of earnings to fixed charges	1.40	4.58

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.